

# NINEONESIX

Strengthening Small Businesses
with Scalable Solutions

$124,000 Pre-Seed Round at $24M Valuation - Q1 2024

# The Problem
## What stresses you out the most?

**If you're an entrepreneur or an investor, there are two things that keep you up at night:**

**One:**
**Relentless demands** - from every corner, people and businesses clamor for your **attention, resources, effort, and money** - and they want it **now.**

**Two:**
**Uncertainty** – the nagging question of "**Will my time, energy, and capital investment payoff?**"

**Both** of these challenges are well understood - you both face an **unceasing barrage of asks**, and the constant cloud of uncertainty - where your return on investment hangs in the balance.

Understanding the problem is simple. Solving it? That's a bit trickier.

**We are NineOneSix Systems** and we're dedicated to solving the operational efficiency problem.

By doing so, we **de-risk your investments** and help emerging businesses **thrive.**



# Meet Alex
On the edge of success, Alex strives to improve her local food supply chain

Despite her **impactful work**, Alex is overwhelmed by the mundane tasks of startup life: entangled in **accounting,** burdened by **admin** duties, lost in **compliance,** and tirelessly **chasing capital.** All of this keeping Alex from her **core tasks.**

At the same time, i**nvestors** overlook gems like Alex. Their **caution is justified** - Alex's hurdles are **downfall of many promising ventures**.







The landscape is **unforgiving** for **entrepreneurs** and **investors** alike, as they share **the same hurdles** on the **path to success.**

# Alex Meets NineOneSix
## Partnering with us to win

Imagine a world where visionaries like Alex are **liberated** from the quicksand of **non-essential tasks** - where their time, energy, and creativity are solely devoted to **innovation** and **impact.**



Freed from the **risks** associated with operational inefficiencies and administrative pitfalls, investors can **confidently** place their capital into ventures that are not just dreams but realities poised for **growth** and **success**.



NineOneSix Systems **removes** the barriers for entrepreneurs, **unlocking** their true potential while strengthening **trust** between entrepreneurs and investors.

Streamlined operations coupled with **confident** investments creates a harmonious ecosystem of **mutual success**.

# Our Platform
## Empowering Entrepreneurs and Creating Capital Confidence



### Financial Services
From accounting and bookkeeping to financial planning and analysis, we ensure your financial health is robust and transparent.

### Sales, Marketing, & Media
Boost your brand and engage your audience with strategic marketing and content, supported by our sales services for optimal client satisfaction.

### Legal and Governance
Navigate the complexities of legal requirements with our expert guidance on corporate law, contracts, and compliance.

### Back End & Operations Support
Streamline your operations with our project management tools and back-office support services.

### Technology & Software Dev.
Leverage cutting-edge technology solutions, including custom software development, to drive efficiency and innovation.

### Leadership & Business Coaching
Grow as a leader and develop your team with our coaching and professional development services.















06

# Our Process

Serving as her trusted partner on her journey

At NineOneSix Systems, we **tailor** each journey to the entrepreneur's **unique** needs, from concept to growth. Our personalized support **ensures** success for entrepreneurs like Alex and **secures** confidence for her investors, fostering a thriving ecosystem of **mutual growth**.

### Understanding Alex's Vision:

We started by deeply understanding Alex's business goals, challenges, and market opportunities.

### Tailoring a Strategy for Alex:

Developing a customized plan addressing Alex's specific needs, focusing on immediate relief from administrative burdens and strategic planning for growth.

### Implementing Solutions:

Rolling out targeted services for Alex, such as streamlining accounting processes, enhancing marketing efforts, and navigating compliance, frees her to focus on her core mission.

### Providing Ongoing Support:

Offering Alex continuous support and advice, adapting to her changing needs as her business grows and evolves.

### Facilitating Growth & Scaling:

Assisting Alex in scaling her business, from securing additional funding to expanding market reach, ensuring sustainable growth.

### Planning for the Future:

Collaborating with Alex to plan future initiatives, from new product lines to entering new markets, ensuring long-term success.

# Our People
## Depth and Diversity of Expertise



## STEPHEN HOLLIFIELD
### CEO

Stephen has over 25 years of technology leadership experience, which includes leading integration and interoperability as Vice President of Product Management at HealthLX. Prior to that, he served as the CTO for the Richmond Police, during which he received the 2007 Gartner Business Intelligence Excellence Award due to his early adoption of predictive analytics in policing. Stephen's entrepreneurial spirit and strategic foresight have been instrumental in developing innovative solutions that not only drive company growth but also contribute to societal betterment. At NineOneSix Systems, his pivotal expertise in integrating technology with business strategy propels the company toward sustainable growth.



## SAMUEL EDWARDS
### DIRECTOR OF OPERATIONS

Samuel leverages his diverse background in sales, leadership, IT, data systems, marketing and coaching to drive excellence and innovation. He has cultivated an extensive skill set, including strategic planning, customer service, and proficiency in various technical tools. Samuel's impact is marked by his role in scaling a brokerage from 30 to 100 agents. Samuel's dynamic approach and versatility make him a pivotal asset to NineOneSix, driving operational strategies and fostering team development for the company's success.



### GREG PULVER
**CFO**

**Millo Capital, State Street, LPL, Charter/Spectrum**

**Columbia Business School**

Greg founded Millo Capital, which provides strategic CFO services to firms, funds, and portfolio managers. He has over 21 years of finance experience, most recently as a CFO Solutions Executive with LPL Financial. Prior roles include VP of Strategy at Abundance LLC, Director of Research at Deeds Select Advisors, and multiple management roles at Charter Comm. and State Street Corp. He started as a trader with MFG and Royal City Funds. A decorated USMC Combat Veteran, Greg is an alumnus of Columbia Business School, WUSTL and the Univ. of Richmond.



### SHAWN STEPHENS
**Advisor**

**Systems Integration, Sales and Marketing, Real Estate, and Coaching**

Shawn has over 25 years of enhancing operations and fostering growth across diverse industries. His roles have included Sr. Project Manager at a major health system, where he enhanced healthcare delivery through software and system upgrades, as well as leadership positions in logistics & sales at Forbo Siegling and EXIT Realty. Grounded in project management and certified as a PMP and Lean Six Sigma Black Belt, Shawn uses his unique blend of technical skills and strategic insights to advance the company's innovative mission.



### KENT GRAVELY, CFP
**Advisor**

**Portfolio Manager**

**LPL, Truist, Wells Fargo**

Kent brings more than 20 years of expertise in the financial industry as a Certified Financial Planner® and portfolio manager, with his most recent role at Fortress Private Ledger. His career spans across real estate, banking, lending, investments, insurance, and financial planning, having worked at Wachovia, BB&T, and LPL Financial. As an alumnus of Hampden-Sydney College, Kent utilizes market trend analytics, playing a crucial role in enhancing financial strategies and contributing to operational growth at NineOneSix Systems.



### CHIP PAYNE
**Advisor**

**Leadership and Culture**

**VCU MHA; DSL Candidate**

Chip has over 30 years of healthcare, education, and nonprofit leadership. From strategic planning and team development to accounting and operations, Chip has helped organizations optimize, scale, and thrive. Earlier in his career, he held management roles at Credential America, Inc., Health South Corp., and CJW Medical Center. He earned a Master of Health Administration from VCU and a BA in Management from Mary Washington University. He is currently completing his Doctorate in Strategic Leadership from FIU.

# Triumph - Beyond Vision

The smart grid project, once on the brink, now redefines sustainable energy

Thanks to, **NineOneSix's pivotal intervention,** guided by the **strategic insights** of our leadership, **Alex's** project is **elevated** beyond what she thought was possible.  Surpassing initial goals, **Alex sets new industry standards** for a scalable, efficient future.





**NineOneSix Systems** showcases unmatched **innovation and strategy,** merging technical prowess with strategic vision, **transforming ambitious projects** into realities that **surpass expectation**s and help entrepreneurs **scale and thrive**.

# Invest in Transformative Success
## Be part of a championing entrepreneurial success

## Opportunity: $124,000

| | |
|---|---|
| Pre-Seed Round | **$124,000** |
| Valuation Cap | **$24,000,000** |
| Minimum Investment | **$100** |
| Investment Type | **Reg CF SAFE** |

This is an opportunity to partake in the potential upside of **NineOneSix Systems, Inc**. via a **Simple Agreement for Future Equity (SAFE)** which converts to equity at a **$24M valuation** at a future fundraising round or exit event.

*All capital is at risk. Past performance is not a guarantee of future results. There is no assurance that the investment will achieve its objective. Nothing in this deck should be considered investment advice. Please seek outside counsel from your attorneys, accountants and financial advisors.*

## Use of Funds:

**Platform Development:** $70,000

Allocated to enhance our platform's technology infrastructure, focusing on introducing new services, features, and improving operational efficiency through data analytics capabilities.

**General Corporate Purpose & Fees:** $54,000

Allocated towards general operations, marketing, administration, and fees for legal, auditing and capital raising. This includes $9,700 in fees to intermediary for $124,000 capital raise.



YTD 2024, we have booked **$2.9 million** in revenue for interoperability and implementation services with an additional **$5.1 million** in revenue contracted by the end of the year.

# Our Traction:
An Eleventh-Hour **Sprint** Generating **$2.6M** in **3 months.**

Imagine launching a **nationwide telehealth** platform after **six years of hard work**, only to discover a **massive flaw in your technology** just months before going live.

This **wasn't a small glitch** but a major issue threatening to **derail everything.** With **no backup plan** and time running out, it was a critical moment: adapt quickly or fail completely.

With only **three months** to avert **disaster,** we brought together our best tech resources to **collaborate** with our client's analysts in record time.

Our mission was clear: to **architect and build** from the ground up a **robust, scalable solution** that not only addressed the immediate flaw but also set a new standard. This was a test of **agility, expertise, and our commitment to delivering under pressure.**







- Software Engineering
- Experience Design
- Solution Architecture
- Software QA Testing
- Dev Ops & Project Management

# Our Roadmap
A glimpse at some of our future projects

## Q1

**Contracted**



Ongoing Software Support
**$160K/mo**

*Support contract effective 3/1/2024*

**Projected**



Systems Integration API Build Out
**$20k/mo**

## Q2

**Contracted**



Development Projects
**$1.11M**

*Development contract effective 4/1/2024*

**Projected**



IOT  System for Home Maintenance Firm
**$30K**



Analytics for Solar Utility Firm
**$30K**

## Q3

**Contracted**



Continued Support & Development
**$1.57M**

**Projected**



IOT, Analytics, and Back End Solutions for Travel Tech Platform
**$90K**



Continued Analytics for Solar Utility Firm
**$30K**

## Q4

**Contracted**



Continued Support & Development
**$1.71M**

**Projected**



Non-Profit Platform Creation and Back End Support
**$60K**



**Strengthening Small Businesses
with Scalable Solutions**



Greg Pulver

CFO

greg.pulver@nineonesixsystems.com